

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2011

Ezra Green
Chief Executive Officer
Carbon 612 Corporation
200 Old Country Road, Suite 610
Mineola, NY 11501-4241

> **Re: Carbon 612 Corporation**
> **Amendment No. 3 to Form 10-12G**
> **Filed January 19, 2011**
> **Form 10-Q for the fiscal quarter ended September 30, 2010**
> **Filed November 9, 2010**
> **File No. 000-53882**

Dear Mr. Green:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form 10-12G

Overview, page 4

1. We note your disclosure here that you have obtained third-party verification and your disclosure on page F-20 that the independent laboratory found the samples to be compliant and above the required standard. Please revise to clarify who established the "required standard" and why the standard is "required." Also, with a view toward clarified disclosure, please tell us:

    • whether the testing provided statistically significant results, and
    • whether the testing indicated any negative results.

2.   Regarding your response to prior comment 1:

- Please provide additional detail regarding how you have sufficient information to provide reasonable assurance of the accuracy of your anticipated expenses of $650,000 for R&D, administrative and overhead, and sales and marketing.
- Please tell us how you have concluded that your assumptions regarding installation costs, including your estimation of installation time and hourly rate, are reasonable.
- Please tell us basis for your estimate of residual value and any significant assumptions used to develop this estimate.
- Please tell us how your costs of complying with your obligations under the federal securities laws is included in the $2,500 monthly charge to Clear Skies; for example, we note your disclosure on page 21 that your accounting fees increased $47,000 and your legal fees increased by $40,000 in the first nine months of 2010.

XTRAX Recurring Revenue Model, page 5

3.   We note your response to comment 7 and your disclosure in the sixth paragraph on page 6 regarding the average market price of an SREC in the State of New Jersey. However, it appears that New Jersey SREC pricing data based on prices reported by registered SREC account holders have ranged from $170 to $685 from August 2010 to December 2010 and from $110 to $700 from August 2009 to July 2010. Please reconcile with your disclosure.

4.   We note your response to our prior comment 8 and your disclosure in the fourth paragraph on page 6 that you have not been able to find data on the number of sub-100kW systems in the United States on a state by state basis. Given the by-state information provided in response to prior comment 5, it is unclear why you cannot provide some indication regarding the magnitude of installations in states that provide credits and incentives for which your product could be used.   We also note that there appear to be a total of approximately 800 projects registered under the SREC program in New Jersey as of November 30, 2010. Please revise or advise.

5.   Please provide us your analysis of whether state credit and incentive programs require registration before a solar project is built. If so, it is unclear why it is appropriate to base your market potential disclosure on existing installations; please advise or revise.

Competition, page 8

6.   Please expand your response to prior comment 9 to tell us the basis for your disclosure related to the costs of the products of your competitors.

7.   Please reconcile your response to prior comment 6 that your references to cost-effectiveness have been removed with the last sentence of this section.

Government Subsidies and Incentives, page 10

8.   We note your response to prior comment 10 and your disclosure in the third paragraph on
        page 11 that you are not aware of any reported reductions or suspensions of any state
        renewable energy incentive programs. Please tell us the steps you took to determine that
        there were not any reported reductions or suspensions of any state energy incentive
        programs.

Item 7. Certain Relationships and Related Transactions . . . , page 26

9.   Please expand your disclosure added in response to prior comment 15 to explain clearly
        each transaction with your major shareholder, not merely aggregate and net amounts.
        Include in your explanation the amount of each transaction and the material terms,
        including the date, duration and interest rate of loans. Ensure that the amounts disclosed
        can be reconciled to the related-party information in your financial statements and that
        you have filed the governing documents.

Item 13. Financial Statements, page F-1

Note 1. Nature of operations and basis of presentation, page F-7

10.   We note your response to our comment 19. Although you have added, under Basis of
        Presentation on page F-7, that your financial statements "did not reflect the warrant
        liability of $60,000" you continue to exclude this amount from the "Adjustments"
        column of your Balance Sheet presentation on page F-9. Please revise your presentation
        so that the Derivative liability for warrants is zero in the "Originally Reported" column
        and include it in the "Adjustments" column since the warrants were part of your
        restatement. Also, ensure that you properly adjust the Stockholder's Equity section for
        this $60,000 adjustment.

Form 10-Q for the fiscal quarter ended September 30, 2010

Item 4. Controls and Procedures, page 13

11.   We note your disclosure in the second paragraph on page 14 that your chief executive
        officer and chief financial officer determined that your disclosure controls and procedures
        were not effective as of December 31, 2009. Please amend to disclose whether your
        disclosure controls and procedures were determined to be effective as of the end of the
        period covered by the report, September 30, 2010. Refer to Regulation S-K Item 307.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

Ezra Green
Carbon 612 Corporation
February 1, 2011
Page 4

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile): Jeff Cahlon – Sichenzia Ross Friedman Ference LLP